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Pricing Term Sheet Dated April 10, 2008

Filed Pursuant to Rule 433
Registration No. 333-149798
April 1, 2008

Free Writing Prospectus
(To Prospectus dated April 1, 2008 and
Preliminary Prospectus Supplement
dated April 1, 2008)

$135,000,000
5.75% Convertible Senior Notes due 2028
Globalstar, Inc.

FINAL PRICING TERMS

The Issuer:	Globalstar, Inc.
Ticker/Exchange:	GSAT / The NASDAQ Global Select Market ("NASDAQ").
Notes Offered:	5.75% Convertible Senior Notes due 2028 (the "Notes").
Aggregate Principal Amount Offered:	$135,000,000
Overallotment Option:	$15,000,000
Maturity Date:	April 1, 2028.
Interest:	5.75% per annum, accruing from the Settlement Date.
Interest Escrow:	The Issuer will place a portion of the proceeds of this offering in an escrow account (the "Escrow Account") sufficient to make the first six scheduled interest payments on the Notes, and these payments will be secured by a pledge of the Company's interest in the Escrow Account, as described under "Description of the Notes—Interest Escrow" in the preliminary prospectus supplement for this offering.
Interest Payment Dates:	Each April 1 and October 1, beginning October 1, 2008.
Record Dates:	Each March 15 and September 15, beginning September 15, 2008.
Public Offering Price:	100%
Underwriting Discount:	3.0% per Note.
Proceeds, before expenses, to the Issuer:	97.0% per Note.
NASDAQ Closing Price on April 9, 2008:	$4.90 per share of the Issuer's common stock.
Reference Price:	$4.15 per share of the Issuer's common stock.
Conversion Premium:	Approximately 45% above the Reference Price.
Initial Base Conversion Price:	Approximately $6.02 per share of the Issuer's common stock, subject to adjustment.
Initial Base Conversion Rate:	166.1820 shares of the Issuer's common stock per $1,000 principal amount of Notes, subject to adjustment.

Daily Conversion Rate Cap:	For any day during the conversion reference period, the daily conversion rate shall not exceed 240.9638 shares of the Issuer's common stock, subject to adjustment.
Incremental Share Factor:	74.7818 shares of the Issuer's common stock per $1,000 principal amount of Notes, subject to adjustment.
Trade Date:	April 10, 2008.
Closing Sale Price:	For purposes of the preliminary prospectus supplement for this offering the "closing sale price" of the Issuer's common stock on any date means the last reported sale price per share (or, if no last reported sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal United States national or regional securities exchange on which the Issuer's common stock is listed for trading. If the Issuer's common stock is not listed for trading on a United States national or regional securities exchange on the relevant date, the "closing sale price" will be the last quoted bid price for the Issuer's common stock in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or similar organization. If the Issuer's common stock is not so quoted, the "closing sale price" will be the average of the mid-point of the last bid and ask prices for the Issuer's common stock on the relevant date from each of three nationally recognized independent investment banking firms selected by the Issuer for this purpose.
Settlement Date:	April 15, 2008.
CUSIP/ISIN:	378973 AA9 / US378973AA92
Underwriters:	Joint Book-Running Managers: Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.
Total Net Proceeds/Use of Proceeds:
The net proceeds from this offering will be approximately $130.65 million, after deducting the underwriters' discount and estimated offering expenses, assuming the underwriters do not exercise their option to purchase additional Notes to cover overallotments. If the underwriters exercise their option to purchase additional Notes to cover overallotments, the net proceeds from the offering will be approximately $145.20 million, after deducting the underwriters' discount and estimated offering expenses.

The Issuer expects to use (x) $23.00 million of the net proceeds from this offering (or $25.50 if the underwriters exercise their overallotment option in full) to acquire the government securities that will be pledged for the exclusive benefit of the holders of the Notes, as described under "Description of the Notes—Interest Escrow" in the preliminary prospectus supplement for this offering and (y) the remaining net proceeds from this offering for the procurement and launch of the Issuer's second-generation satellite constellation and related ground facilities and other general corporate purposes.

Concurrent Transactions:
Concurrently with, and from time to time after this offering, the Issuer is offering up to 36,144,570 shares of its common stock by means of a separate prospectus supplement in an offering registered under the Securities Act of 1933. Merrill Lynch & Co., one of the underwriters of this offering, will act as the underwriter for the common stock offering. The shares of the Issuer's common stock to be sold in that offering will be lent to Merrill Lynch International, or MLI, an affiliate of Merrill Lynch & Co., by the Issuer pursuant to a share lending agreement among the Issuer, Merrill Lynch & Co. and MLI. MLI will receive all of the proceeds from all such common stock offering and lending transactions. See "Description of Share Lending Agreement" in the preliminary prospectus supplement for this offering. The Issuer will not receive any of the proceeds from such common stock offering. The delivery of such shares of the Issuer's common stock under the share lending agreement is contingent upon the closing of this offering, and the closing of this offering is contingent upon the delivery of the borrowed shares of the Issuer's common stock pursuant to the share lending agreement. The Issuer expects that delivery of the Issuer's common stock will be made on or about the Settlement Date.

21,936,020 of the up to 36,144,570 shares in the common stock offering will be initially offered at $4.15 per share and the remaining shares of the Issuer's common stock will be subsequently offered and sold from time to time at prevailing market prices at the time of sale or at negotiated prices in transactions including block sales, in the over-the-counter market, in negotiated transactions, or otherwise. During such time, MLI, or its affiliates, are also likely to purchase a corresponding number of shares of the Issuer's common stock in secondary market transactions.

We do not expect the deemed underwriter's compensation as described under "Underwriting" in the preliminary prospectus supplement for the common stock offering to exceed, subject to certain interest rate, stock price and other assumptions, approximately 3.25% per share (based on the offering price) rather than approximately 2.5% as previously indicated in the preliminary prospectus supplement for the common stock offering.
Adjustment to Conversion Rate upon a Make-whole Fundamental Change:	The number of additional shares of the Issuer's common stock by which the applicable base conversion rate for the Notes will be increased for conversions in connection with a make whole fundamental change will be determined based on the date on which the make whole fundamental change becomes effective (the "effective date") and the price (the "stock price") paid, or deemed paid, per share of the Issuer's common stock in the make whole fundamental change, as set forth in the table below:

	Effective Date Make Whole Premium (Increase in Applicable Base Conversion Rate)
Stock Price on Effective Date	April 15, 2008	April 1, 2009	April 1, 2010	April 1, 2011	April 1, 2012	April 1, 2013
$4.15	74.7818	74.7818	74.7818	74.7818	74.7818	74.7818
$5.00	74.7818	64.8342	51.4077	38.9804	29.2910	33.8180
$6.00	74.7818	63.9801	51.4158	38.2260	24.0003	0.4847
$7.00	63.9283	53.8295	42.6844	30.6779	17.2388	0.0000
$8.00	55.1934	46.3816	36.6610	26.0029	14.2808	0.0000
$10.00	42.8698	36.0342	28.5164	20.1806	11.0823	0.0000
$20.00	18.5313	15.7624	12.4774	8.8928	4.9445	0.0000
$30.00	10.5642	8.8990	7.1438	5.1356	2.8997	0.0000
$40.00	6.6227	5.5262	4.4811	3.2576	1.8772	0.0000
$50.00	4.1965	3.5475	2.8790	2.1317	1.2635	0.0000
$75.00	1.4038	1.1810	0.9358	0.6740	0.4466	0.0000
$100.00	0.4174	0.2992	0.1899	0.0985	0.0663	0.0000

        The actual stock price and effective date may not be set forth in the table above, in which case:

  •
  If the actual stock price on the effective date is between two stock prices in the table or the actual effective date is between two effective dates in the table, the amount of the base conversion rate adjustment will be determined by straight-line interpolation between the adjustment amounts set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

  •
  If the actual stock price on the effective date exceeds $100.00 per share of the Issuer's common stock (subject to adjustment), no adjustment to the base conversion rate will be made; and

  •
  If the actual stock price on the effective date is less than $4.15 per share of the Issuer's common stock (subject to adjustment), no adjustment to the base conversion rate will be made.

Notwithstanding the foregoing, the base conversion rate shall not exceed 240.9638 shares of the Issuer's common stock per $1,000 principal amount of the Notes, subject to adjustment in the same manner as the base conversion rate as set forth under "Description of the Notes—Conversion Rights—Base Conversion Rate Adjustments" in the preliminary prospectus supplement for this offering.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the prospectus or preliminary prospectus supplement relating to the offering of the Notes, the terms of this Pricing Term Sheet shall govern.

GLOBALSTAR, INC. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND A PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PRELIMINARY PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS GLOBALSTAR, INC. HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT GLOBALSTAR, INC. AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, GLOBALSTAR, INC., THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THIS OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PRELIMINARY PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM BY CALLING MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED TOLL FREE AT 1-866-500-5408 OR DEUTSCHE BANK SECURITIES INC. TOLL FREE AT 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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  Filed Pursuant to Rule 433 Registration No. 333-149798 April 1, 2008
  Free Writing Prospectus (To Prospectus dated April 1, 2008 and Preliminary Prospectus Supplement dated April 1, 2008)
FINAL PRICING TERMS